UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2026
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports Fourth Quarter and Full Year 2025 Results

2025 Highlights

Consolidated
●
Revenue and Operating Segment Income (“OSI”) declined by 5.4% and 0.6%, respectively, translating into a 39.1% margin. Fourth quarter revenue declined by 4.5%, while OSI increased by 6.1%, representing a 40.9% margin, continuing the sequential improvements.

●	OSI margin expanded by approximately 190 basis points, driven by ongoing efficiencies and synergies.
●	Operating Cash Flow (“OCF”)[1] margin of 18.4% came in as expected due to our full-year capex deployment goal.

Residential & Enterprise Services
●	Passed 117.6 thousand homes with fiber-to-the-home (“FTTH”), reaching over 20 million homes passed with our network.
●	Broadband subscribers of 5.7 million, with 46.9 thousand net adds, as our customer satisfaction and retention strategies allowed us to keep reducing churn.
●	Mobile subscribers of 652.9 thousand, with 318.9 thousand net adds driven by our innovative mobile virtual network operations (“MVNO”) service relaunched in 4Q’24.
●	Revenue fell by 1.8% as the slight decline in Residential Services was only partially offset by stable Enterprise Services during the year.

Satellite Services
●	Total Revenue Generating Units (“RGUs”) of 3.8 million, with 1.3 million disconnections.
●	Revenue declined by 17.5%, driven by a decrease in the RGUs base of 25.9%.

Earnings Call Date and Time: Friday, February 27, 2026, at 10:00 A.M. ET.
Conference ID # is 8440092

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (855) 669 9658	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast with the access code #2920134 from February 27, 2026 until March 13, 2026.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of December 31, 2025 and December 31, 2024, and for the twelve months ended December 31, 2025 and 2024.

Consolidated Results

Mexico City, February 26, 2026 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the full year and fourth quarter of 2025. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Beginning in the fourth quarter of 2025, we present the operating results of our Cable and Sky businesses as a single reportable segment, Telecom, with three categories of revenues: Residential, Satellite, and Enterprise. This change in segment reporting is a result of organizational changes that integrated the operations of our Cable and Sky businesses into one single business, and the function now performed by senior management to analyze the results of our operation, make decisions and assign resources to it as a single business. The changes identified included: (i) the designation in the second quarter of 2024 of a unified senior management team for our Cable and Sky businesses; and (ii) a restructuring and integration process of our Cable and Sky businesses that was started in the second quarter of 2024, and was substantially concluded in the fourth quarter of 2025, which resulted in a consolidated operating cost structure between these two businesses, following the implementation of cost efficiencies and synergies across several operating and administrative areas. Through September 30, 2025, the operating results of our Cable and Sky businesses were presented as separate reportable segments. As a result of this change in our segment reporting, the operations previously reported under our former Cable and Sky segments are now classified into a single reportable segment for any comparative periods presented.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2025 and 2024, in millions of Mexican pesos:

	2025	Margin %	2024	Margin %	Change %
Revenues	58,878.2	100.0	62,260.9	100.0	(5.4)
Operating segment income[1]	23,021.9	39.1	23,157.9	37.2	(0.6)
Net loss	(8,561.7)	(14.5)	(8,328.4)	(13.4)	n/a
Net loss attributable to stockholders of the Company	(8,819.6)	(15.0)	(8,265.5)	(13.3)	n/a
[1] Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Revenues decreased by 5.4% to Ps.58,878.2 million in 2025 compared with Ps.62,260.9 million in 2024. This decrease was mainly due to the revenue decline in Satellite Services. Operating segment income decreased by 0.6%, translating into a 39.1% margin.

Net loss before income taxes decreased by Ps.7,061.3 million, to Ps.635.3 million for the year ended December 31, 2025, compared with Ps.7,696.6 million for the year ended December 31, 2024.

Net loss attributable to stockholders of the Company amounted to Ps.8,819.6 million for the year ended December 31, 2025, compared with Ps.8,265.5 million for the year ended December 31, 2024.
This increase reflected primarily: (i) a Ps.7,237.8 million increase in income taxes, primarily in connection with non-cash write-offs of deferred income tax assets in the aggregate amount of Ps.6,516.9 million derived from both unused capital tax losses that expired on December 31, 2025, and certain deductible temporary differences which are not expected to be utilized with available future taxable income; (ii) a Ps.395.7 million increase in share of loss in associates and joint ventures; (iii) a Ps.320.8 million unfavorable change in net income or loss attributable to non-controlling interests; and (iv) the absence in 2025 of a Ps.56.8 million income from discontinued operations for the month ended January 31, 2024, in connection with the Spin-Off that we carried out on that date. These unfavorable variances were partially offset by: (i) a Ps.3,502.7 million increase in operating income before other expense; (ii) a Ps.3,541.1 million decrease in other expense, net; and (iii) a Ps.413.2 million decrease in finance expense, net.

Full year results by Business Segment

The following table presents full year consolidated results ended December 31, 2025 and 2024, for each of our revenue lines and our business segment, in millions of Mexican pesos.

Revenues	2025	%	2024	%	Change %
Residential	42,181.6	71.6	42,960.4	69.0	(1.8)
Satellite	12,397.0	21.1	15,034.7	24.1	(17.5)
Enterprise	4,299.6	7.3	4,265.8	6.9	0.8
Telecom Revenues	58,878.2	100.0	62,260.9	100.0	(5.4)

Operating Segment Income and Operating Income	2025	Margin %	2024	Margin %	Change %
Operating Segment Income [1]	23,021.9	39.1	23,157.9	37.2	(0.6)
Corporate Expenses	(448.9)	(0.8)	(756.0)	(1.2)	40.6
Intercompany Operations	(173.8)	(0.3)	(155.0)	(0.2)	(12.1)
Depreciation and Amortization	(17,160.5)	(29.1)	(20,510.9)	(32.9)	16.3
Other Expense, net	(1,013.8)	(1.7)	(4,554.9)	(7.3)	77.7
Operating Income	4,224.9	7.2	(2,818.9)	(4.5)	n/a
[1] Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Fourth-quarter Results by Business Segment

The following table presents the fourth quarter consolidated results for the periods ended December 31, 2025 and 2024, for each of our revenue lines and our business segment. Consolidated results for the fourth quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenues	4Q’25%		4Q’24%		Change %
Residential	10,561.0	72.6	10,622.6	69.8	(0.6)
Satellite	2,798.6	19.2	3,363.5	22.1	(16.8)
Enterprise	1,188.6	8.2	1,240.3	8.1	(4.2)
Telecom Revenues	14,548.2	100.0	15,226.4	100.0	(4.5)

Operating Segment Income and Operating Income	4Q’25	Margin %	4Q’24	Margin %	Change %
Operating Segment Income [1]	5,948.4	40.9	5,607.3	36.8	6.1
Corporate Expenses	(250.8)	(1.7)	(417.6)	(2.7)	39.9
Intercompany Operations	(46.2)	(0.3)	(30.1)	(0.2)	(53.5)
Depreciation and Amortization	(3,701.5)	(25.4)	(5,359.4)	(35.2)	30.9
Other Expense, net	(497.2)	(3.4)	(5,999.2)	(39.4)	91.7
Operating Income	1,452.7	10.0	(6,199.0)	(40.7)	n/a
[1] Operating segment income is defined as operating income before corporate expenses, depreciation and amortization, and other expense, net.

Residential Services Operating Metrics

Total net additions for the quarter were 128.1 thousand RGUs, primarily driven by gains of 95.3 thousand mobile subscribers, 39.4 thousand voice subscribers, and 24.7 thousand broadband subscribers. On the other hand, we lost 31.3 thousand video subscribers.

The following table sets forth the breakdown of RGUs per service type for our Residential Services as of December 31, 2025 and 2024.

RGUs	4Q’25 Net Adds	2025 Net Adds	2025	2024
Video	(31,263)	(199,949)	3,646,569	3,846,518
Broadband	24,715	46,917	5,673,123	5,626,206
Voice	39,431	169,364	5,552,313	5,382,949
Mobile	95,252	318,887	652,860	333,973
Total RGUs	128,135	335,219	15,524,865	15,189,646

Satellite Services Operating Metrics

During the quarter, Satellite Services had around 304.5 thousand RGUs net disconnections, primarily due to the loss of 277.6 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Satellite Services as of December 31, 2025 and 2024.

RGUs	4Q’25 Net Adds	2025 Net Adds	2025	2024
Video	(277,616)	(1,179,842)	3,516,196	4,696,038
Broadband	(25,887)	(125,509)	225,376	350,885
Voice	(14)	(48)	149	197
Mobile	(967)	(5,870)	9,631	15,501
Total RGUs	(304,484)	(1,311,269)	3,751,352	5,062,621

Revenues and Operating Segment Income

Fourth quarter segment revenues decreased by 4.5% to Ps.14,548.2 million compared with Ps.15,226.4 million in the fourth quarter of 2024. Our Residential Services revenues fell only by 0.6% year-on-year but remained stable on a sequential basis. Our Enterprise Services revenues decreased by 4.2% mainly due to tough comps and the timing of revenue recognition of an important project. Finally, our Satellite Services revenues declined by 16.8%, driven by the year-on-year decrease in RGUs.

Full year segment revenues declined by 5.4% to Ps.58,878.2 million compared with Ps.62,260.9 million in 2024. This decrease was mainly explained by the 17.5% reduction in the Satellite Services revenues, primarily driven by a lower video RGUs.

Fourth quarter operating segment income increased by 6.1% to Ps.5,948.4 million compared with Ps.5,607.3 million in the fourth quarter of 2024. The margin reached 40.9%, increasing by around 410 basis points year-on-year due to the efficiency measures and Opex reductions that have been implemented over the year.

Full year operating segment income decreased by 0.6% to Ps.23,021.9 million compared with Ps.23,157.9 million in 2024. The margin reached 39.1%, increasing by approximately 190 basis points year-on-year.

The following table presents full-year and fourth-quarter consolidated results ended December 31, 2025 and 2024, for each of our revenue lines and our business segment. Consolidated results for the year and the fourth quarter of 2025 and 2024 are presented in millions of Mexican pesos.

Revenue	2025	2024	Change %	4Q'25	4Q'24	Change %
Millions of Mexican pesos
Residential	42,181.6	42,960.4	(1.8)	10,561.0	10,622.6	(0.6)
Satellite	12,397.0	15,034.7	(17.5)	2,798.6	3,363.5	(16.8)
Enterprise	4,299.6	4,265.8	0.8	1,188.6	1,240.3	(4.2)
Telecom Revenues	58,878.2	62,260.9	(5.4)	14,548.2	15,226.4	(4.5)
Operating Segment Income	23,021.9	23,157.9	(0.6)	5,948.4	5,607.3	6.1
Margin (%)	39.1	37.2		40.9	36.8

Corporate Expense

Corporate expense decreased by Ps.307.1 million, or 40.6%, to Ps.448.9 million in 2025, from Ps.756.0 million in 2024. The decrease primarily reflected a decline in share-based compensation expense, which was partially offset by an increase in other corporate expense.

Share-based compensation expense in 2025 and 2024 amounted to Ps.373.5 million and Ps.488.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.3,541.1 million, or 77.7%, to Ps.1,013.8 million in 2025, from Ps.4,554.9 million in 2024. This decrease reflected primarily: (i) the absence in 2025 of impairment adjustments recognized in the fourth quarter of 2024 in connection with goodwill, intangible assets and other long-lived assets in our Telecom segment; (ii) the absence in 2025 of a write-off made in 2024 of unrecoverable indirect taxes; (iii) the absence in 2025 of provisions made in 2024 for legal expenses; (iv) the absence in 2025 of surcharges recognized in 2024 for payments of income taxes from prior years; (v) lower non-recurring severance expenses in connection with headcount reductions; and (vi) an insurance claim recovery.

These favorable variances were partially offset primarily by the absence in 2025 of a non-cash gain on the sale of property to certain companies in our former Other Businesses segment that we recognized on January 31, 2024, in connection with the spin-off that we carried out on that date.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the years ended December 31, 2025 and 2024.

Other Expense, Net	2025	2024
Cash	(363.1)	(1,030.0)
Non-cash	(650.7)	(3,524.9)
Total	(1,013.8)	(4,554.9)

Finance Expense, Net

The following table sets forth the finance expense, net, stated in millions of Mexican pesos for the years ended December 31, 2025 and 2024.

	2025	2024	Favorable (Unfavorable) Change
Interest expense	(7,508.6)	(7,975.5)	466.9
Interest income	2,639.8	3,343.9	(704.1)
Foreign exchange gain (loss), net	284.6	(837.2)	1,121.8
Other finance income, net	302.3	773.7	(471.4)
Finance expense, net	(4,281.9)	(4,695.1)	413.2

Finance expense, net, decreased by Ps.413.2 million, or 8.8%, to Ps.4,281.9 million in 2025, from Ps.4,695.1 million in 2024.

This decrease reflected:

(i)	a Ps.466.9 million decrease in interest expense, primarily in connection with a lower average principal amount of debt, and a lower average U.S. dollar exchange rate in 2025; and
(ii)
a Ps.1,121.8 million favorable change in foreign exchange gain or loss, net, resulting primarily from a 13.7% appreciation of the Mexican peso against the U.S. dollar on a lower average U.S. dollar-denominated net liability position for the year ended December 31, 2025, compared with a 23.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position for the year ended December 31, 2024.

These favorable variances were partially offset by: (i) a Ps.704.1 million decrease in interest income, explained primarily by lower interest rates applicable to our cash equivalents in Mexican pesos and U.S. dollars in 2025, and a lower average U.S. dollar exchange rate applicable to our interest income from U.S. dollar cash equivalents for the year ended December 31, 2025; and (ii) a Ps.471.4 million decrease in other finance income, net, resulting from a lower gain in fair value of our derivatives contracts for the year ended December 31, 2025.

Share of Loss of Associates and Joint Ventures, Net
Share of loss of associates and joint ventures, net, increased by Ps.395.7 million, to Ps.578.3 million in 2025, from Ps.182.6 million in 2024. This increase reflected a higher share of loss of TelevisaUnivision, Inc. (“TelevisaUnivision”) for the year ended December 31, 2025.

Share of loss of associates and joint ventures, net, for the year ended December 31, 2025, included primarily our share of loss of TelevisaUnivision. During 2025, TelevisaUnivision recognized non-recurring non-cash charges to income, primarily in connection with write-offs of program rights, which resulted in our share of loss of TelevisaUnivision for that year.

Income Taxes

Income taxes increased by Ps.7,237.8 million, to Ps.7,926.4 million for the year ended December 31, 2025, from Ps.688.6 million for the year ended December 31, 2024. This increase reflected primarily (i) a non-cash write-off of deferred income tax assets in the amount of Ps.3,569.3 million, derived from capital losses that were not used at their maturity; (ii) a non-cash write-off of deferred income tax assets in the amount of Ps.2,947.6 million, recognized in the fourth quarter of 2025 in connection with the impairment testing of our satellite operations, and derived from certain deductible temporary differences which are not expected to be utilized with available future taxable income;  and (iii) the non-deductible tax effect of our share of loss of associates and joint ventures for the year ended December 31, 2025.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.320.8 million to a net income of Ps.257.9 million for the year ended December 31, 2025, compared with a net loss of Ps.62.9 million for the year ended December 31, 2024. This change reflected primarily the net income attributable to non-controlling interests in our Telecom segment for the year ended December 31, 2025.

Capital Expenditures

During the year ended December 31, 2025, we invested approximately U.S.$645.0 million (Ps.12,186.6 million) in property, plant, and equipment as capital expenditures.

The following table sets forth the total amount of capital expenditures in property, plant and equipment for the years ended December 31, 2025, and 2024, in millions of U.S. dollars and Mexican pesos:

Capital Expenditures	2025 (Millions of U.S. Dollars)	2025 (Millions of Mexican Pesos)	2024 (Millions of U.S. Dollars)	2024 (Millions of Mexican Pesos)
Continuing operations	645.0	12,186.6	492.2	9,083.4
Discontinued operations	-	-	0.8	14.1
Total	645.0	12,186.6	493.0	9,097.5

TelevisaUnivision

In October 2025, we received from a subsidiary of TelevisaUnivision an aggregate amount in cash of Ps.3,486.1 million in connection with the prepayment of unpaid principal and interest amounts of a receivable loan with an original maturity in 2026.

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of December 31, 2025, and 2024. Amounts are stated in millions of Mexican pesos.

	December 31, 2025	December 31, 2024	(Decrease) Increase
Current portion of long-term debt	3,737.0	4,557.0	(820.0)
Long-term debt, net of current portion	82,257.2	98,398.2	(16,141.0)
Total debt (1)	85,994.2	102,955.2	(16,961.0)
Current portion of long-term lease liabilities	1,583.9	1,243.0	340.9
Long-term lease liabilities, net of current portion	3,852.1	4,143.7	(291.6)
Total lease liabilities	5,436.0	5,386.7	49.3
Total debt and lease liabilities	91,430.2	108,341.9	(16,911.7)
(1) As of December 31, 2025, and 2024, total debt is presented net of finance costs in the aggregate amount of Ps.1,181.8 million and Ps.1,259.0 million, respectively.

As of December 31, 2025, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.49,115.2 million. The non-current investments in financial instruments amounted to an aggregate of Ps.3,425.4 million as of December 31, 2025.

Dividend

We are currently analyzing several investment opportunities in the Mexican Telecommunications Sector. Therefore, our Board of Directors approved to suspend the payment of our dividend in 2026. If any of those opportunities were to materialize and if necessary and convenient, we could consider a capital stock increase. This would be presented for approval at a shareholders meeting.

There is no assurance that any of these potential opportunities will be consummated.

Shares Outstanding

As of December 31, 2025 and 2024, our shares outstanding amounted to 311,114.8 million and 315,451.8 million shares, respectively, and our CPO equivalents outstanding amounted to 2,659.1 million and 2,696.2 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2025 and 2024, the GDS (Global Depositary Shares) equivalents outstanding amounted to 531.8 million and 539.2 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Sustainability

Throughout 2025, we continued our sustainability initiatives, framed in the four pillars of our strategy: climate-resilient connections, empowering people, digital inclusion, and leading by example.

We also enhanced our transparency, filling out the “Carbon Disclosure Project” questionnaire and S&P Global “Corporate Sustainability Assessment”, achieving on this last one an improvement of 11 points compared to last year’s ESG Score.

Finally, in 2025, we worked on a new approach to the sustainability strategy. The goal behind it is to have a better alignment with the business strategy; this way, every sustainability effort is reflected as operational efficiency, risk mitigation, and overall business resiliency. At the same time, this will allow us to establish new sustainability objectives and give life to our purpose of bringing people closer to what matters most to them.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2024, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, from time to time, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information, as well as other important information concerning its business, on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. Televisa also offers pay television and broadband services through its direct-to-home satellite system. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable networks and satellite system. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and, over 50 countries through television networks, cable operators, and over-the-top or OTT services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Nicolás Espinoza, Investor Relations Manager/ nespinoza@televisa.com.mx

Media Relations

Rubén Acosta / General Director of Communications / racostamo@televisa.com.mx
Florencia López de Rodas / Communications and Media Director / flopez@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024
(Millions of Mexican Pesos)

		December 31, 2025 (Unaudited)		December 31, 2024 (Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	36,375.7	Ps.	46,193.2
Temporary investments		2,513.9		—
Trade accounts receivable, net		5,815.2		6,175.8
Other accounts receivable, net		70.6		125.5
Income taxes receivable		6,137.8		6,374.1
Other receivable taxes		3,624.4		3,207.9
Derivative financial instruments		—		1,297.0
Due from related parties		727.5		339.6
Transmission rights		877.7		950.7
Inventories		140.4		463.2
Contract costs		1,499.8		1,483.0
Other current assets		1,970.1		1,657.5
Total current assets		59,753.1		68,267.5

Non-current assets:
Trade accounts receivable, net of current portion		3.0		484.5
Due from related party		—		3,293.5
Derivative financial instruments		—		704.1
Transmission rights		74.2		74.2
Investments in financial instruments		3,425.4		2,494.7
Investments in associates and joint ventures		42,390.0		44,436.7
Property, plant and equipment, net		61,142.7		63,664.3
Investment property, net		2,624.3		2,706.5
Right-of-use assets, net		4,184.5		3,336.9
Intangible assets, net		38,368.4		38,927.0
Deferred income tax assets		14,083.0		20,630.8
Contract costs		2,653.0		2,488.1
Other assets		187.6		149.1
Total non-current assets		169,136.1		183,390.4
Total assets	Ps.	228,889.2	Ps.	251,657.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024
(Millions of Mexican Pesos)

		December 31, 2025 (Unaudited)		December 31, 2024 (Audited)
LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	3,737.0	Ps.	4,557.0
Interest payable		1,425.0		1,674.5
Current portion of lease liabilities		1,583.9		1,243.0
Derivative financial instruments		413.2		—
Trade accounts payable and accrued expenses		14,384.3		11,329.9
Customer deposits and advances		724.6		1,130.4
Current portion of deferred revenue		287.7		287.7
Income taxes payable		287.9		1,320.6
Other taxes payable		1,833.1		2,610.1
Employee benefits		1,249.6		1,258.6
Due to related parties		224.6		202.4
Other current liabilities		2,065.2		1,688.9
Total current liabilities		28,216.1		27,303.1
Non-current liabilities:
Long-term debt, net of current portion		82,257.2		98,398.2
Lease liabilities, net of current portion		3,852.1		4,143.7
Deferred revenue, net of current portion		4,315.0		4,602.7
Deferred income tax liabilities		2,667.5		1,251.4
Post-employment benefits		954.2		772.5
Other long-term liabilities		3,738.1		3,490.7
Total non-current liabilities		97,784.1		112,659.2
Total liabilities		126,000.2		139,962.3

EQUITY
Capital stock		3,933.5		3,933.5
Additional paid-in capital		13,359.5		13,359.5
		17,293.0		17,293.0
Retained earnings:
Legal reserve		1,798.4		1,798.4
Unappropriated earnings		110,022.0		118,508.2
Net loss for the year		(8,819.6)		(8,265.5)
		103,000.8		112,041.1
Accumulated other comprehensive loss, net		(11,885.9)		(12,882.8)
Shares repurchased		(15,016.2)		(13,997.3)
		76,098.7		85,161.0
Equity attributable to stockholders of the Company		93,391.7		102,454.0
Non-controlling interests		9,497.3		9,241.6
Total equity		102,889.0		111,695.6
Total liabilities and equity	Ps.	228,889.2	Ps.	251,657.9

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025 AND 2024
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelves months ended December 31,
	2025		2024		2025		2024
	(Unaudited)		(Unaudited)		(Unaudited)		(Audited)

Revenues	Ps.	14,548.2	Ps.	15,226.4	Ps.	58,878.2	Ps.	62,260.9
Cost of revenues		(8,901.0)		(10,254.3)		(36,394.8)		(41,117.1)
Selling expenses		(1,789.3)		(2,129.7)		(7,721.8)		(8,815.2)
Administrative expenses		(1,908.0)		(3,042.2)		(9,522.9)		(10,592.6)
Income (loss) before other expense or income		1,949.9		(199.8)		5,238.7		1,736.0
Other expense, net		(497.2)		(5,999.2)		(1,013.8)		(4,554.9)
Operating income (loss)		1,452.7		(6,199.0)		4,224.9		(2,818.9)
Finance expense		(1,779.0)		(2,724.1)		(7,508.6)		(8,812.7)
Finance income		273.6		1,011.7		3,226.7		4,117.6
Finance expense, net		(1,505.4)		(1,712.4)		(4,281.9)		(4,695.1)
Share of loss of associates and joint ventures, net		(2,724.0)		(1,900.4)		(578.3)		(182.6)
Loss before income taxes		(2,776.7)		(9,811.8)		(635.3)		(7,696.6)
Income taxes		(4,757.3)		(60.8)		(7,926.4)		(688.6)
Net loss from continuing operations		(7,534.0)		(9,872.6)		(8,561.7)		(8,385.2)
Income from discontinued operations, net		—		—		—		56.8
Net loss	Ps.	(7,534.0)	Ps.	(9,872.6)	Ps.	(8,561.7)	Ps.	(8,328.4)

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(7,681.4)	Ps.	(9,858.2)	Ps.	(8,819.6)	Ps.	(8,265.5)
Non-controlling interests		147.4		(14.4)		257.9		(62.9)
Net loss	Ps.	(7,534.0)	Ps.	(9,872.6)	Ps.	(8,561.7)	Ps.	(8,328.4)

Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	(2.87)	Ps.	(3.63)	Ps.	(3.29)	Ps.	(3.06)
Discontinued operations		—		—		—		0.02
Total	Ps.	(2.87)	Ps.	(3.63)	Ps.	(3.29)	Ps.	(3.04)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
GRUPO TELEVISA, S.A.B.
(Registrant)

Date: Febrary 27, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel